FILED BY DAVITA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: HealthCare Partners Holdings, LLC

DAVITA EXCHANGE ACT FILE NO.: 001-14106

The following is an email and its attachment sent to HCP employees on June 14, 2012.

Following the May 21 DaVita HealthCare Partners announcement, we set up an email box, Questions@healthcarepartners.com, to address any questions that you may have about the merger. Attached are the answers to the questions submitted as of last Friday.

Again, thanks to all of you for helping build our company into such a special organization. I’m looking forward to joining you in making DaVita HealthCare Partners an even stronger leader in transforming the national healthcare system to one of higher quality, efficiency, and value for our patients.

Sincerely,

Robert Margolis, M.D.

Chief Executive Officer

Frequently Asked Questions about the DaVita/HCP Merger

Merger and Organizational Structure:

How will the acquisition impact the reporting structure of our current business units?

No changes are planned at present.

Can HCP still acquire other groups or will all acquisitions be done by DaVita?

HCP intends to continue to actively look at acquiring other groups.

Will there be any restructuring of HCP departments where there are similar departments at DaVita?

There are no current plans for restructuring HCP departments. Over time, we will together work out where and how departments work together.

We are positioning it as a merger. What about this deal makes us talk about it as a merger even though financially it’s an acquisition?

DaVita is purchasing HealthCare Partners, and HCP will become a wholly owned subsidiary of DaVita and will operate as a separate business unit. Legally, the structure of the purchase is categorized as a merger because the HCP entity merged into a DaVita subsidiary and continues to exist as a subsidiary of DaVita.

Job Security and Advancement:

As part of the merger, are we expecting layoffs from both companies or only HCP? If so, how soon?

Cost synergies are not a key element of the merger. There is no planned reduction in force associated with this merger.

Would this merger allow for new talent to climb up the administrative ladder?

All employees of DaVita HealthCare Partners will be eligible to apply to open positions within all business units and across all geographic regions. As a much larger organization, DaVita HealthCare Partners likely will provide broader opportunities within the company for many employees

Benefits and Compensation:

How will this merger impact HCP employee and clinician salary, bonus, and 401(k)?

There are no planned changes to employee or clinician rates of pay or other compensation programs. Like HealthCare Partners, DaVita is committed to providing competitive compensation and benefits to its employees and reviews its compensation and benefits on a regular basis.

Does DaVita have an ESOP (Employee Stock Ownership Plan)? If so, will HCP employees be able to participate in it?

DaVita does not currently have an Employee Stock Ownership Plan, and at this time, no decisions have been made about the type of stock option programs that may be offered in the future.

Does DaVita have an ESPP (Employee Stock Purchase Plan)? If so, will HCP employees be able to participate in it?

Yes – DaVita has an ESPP that allows employees to purchase DaVita stock at a discount. The plan will have to be evaluated to determine if it can and will be offered to HCP employees.

Since DaVita is public, will HCP employees be able to get stock options?

Potential recipients of DaVita’s stock options or similar stock awards under DaVita’s Incentive Award Plan are determined by the Board of Directors of DaVita. Historically, awards under this plan have been made to senior management level employees, and to certain employees and consultants who deserve and are approved for special compensation.

Will medical insurance fees (premium and copays) decrease?

At this time, there are no planned changes to the benefits covered under HCP’s medical plans. However, HCP does review its benefit plan design and covered services on an annual basis, including premiums and co-pays and this periodic review is expected to continue after the closing of the merger.

Will we continue to be self-insured from a health coverage standpoint?

At this time, there are no planned changes to HCP’s self-insured status.

Publicly Traded Company and Stock/Dividends:

Is DaVita a public company? Are we a public company now?

DaVita is a public company traded on the New York Stock Exchange; after the closing of the merger, DaVita will be renamed DaVita HealthCare Partners and will be publicly traded. HCP will be a subsidiary of DaVita HealthCare Partners.

I know DaVita doesn’t have any record of paying dividends, but will the new entity pay dividends to shareholders in the future?

To date DaVita has not paid dividends. Decisions regarding future dividends, if any, will be made by the Board of Directors of DaVita HealthCare Partners.

Communications:

Where can we see the frequently asked questions if we didn’t get the message through email?

Carolyn Crystal issued the frequently asked questions to all HCP employees on May 21, 2012. If you do not have access to email, please request your supervisor provide you with a copy of the FAQs.

Branding and Integration:

Will all the facilities’ names be changed to DaVita HealthCare Partners?

At this point in time, there is no plan in place regarding a change in HCP/Talbert/JSA signage or marketing materials. The corporate name will be DaVita HealthCare Partners, but we will do what is best for the local teams and patients with regards to determining if and when signage or other materials change to reflect the new name.

Will we have a brand transition campaign, and if so, when will that begin?

The brand transition timetable and recommendation has not yet been determined.

Will DaVita also change their name to DaVita HealthCare Partners, or will that be a change only for HealthCare Partners?

The name of the combined parent company will be DaVita HealthCare Partners. More specific information will be forthcoming.

Will our Vision & Mission change?

The alignment in Mission and Values of the two separate companies was part of the consideration for doing the merger. There are no plans to change how we think about our Vision and Mission.

Will we have an opportunity to brainstorm how to improve services (e.g., use of DaVita vans to bring patients into our sites)?

DaVita and HealthCare Partners share a commitment to improving patient care. We welcome ideas to improve our services.

Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the Merger; DaVita’s or HCP’s inability to satisfy the conditions of the Merger; the need for outside financing to pay the cash consideration in the Merger; DaVita’s inability to amend the senior secured credit facilities or obtain the other financing necessary to pay cash consideration in the Merger; and other events and factors disclosed previously and from time to time in DaVita’s filings with the SEC, including DaVita’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and, when filed with the SEC, the Registration Statement on Form S-4 (the “S-4”) to be filed by DaVita in connection with the shares of DaVita common stock to be issued in the Merger. DaVita bases its forward-looking statements on information currently available to it at the time of this release and undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in underlying factors, new information, future events or otherwise.

Additional Information About the Proposed Transaction and Where to Find It:

In connection with the Merger, DaVita intends to file with the SEC the S-4 to register the DaVita common stock issuable in the Merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HCP and the proposed transaction. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.